CheeseButta, LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
CheeseButta Sales	1,448.68
QuickBooks Payments Sales	1.00
Sales	156,470.37
Sales of Product Income	138.38
Total Income	**$158,058.43**
Cost of Goods Sold	
Bar Codes-CheeseButta	1,000.00
CheeseButta-Shipping	1,322.88
Containers-CheeseButta	10,595.00
Development	1,414.57
Development-CheeseButta	28,401.99
Freight and Shipping Costs	60.00
Labels-CheeseButta	9,501.68
Product	1,120.51
Products-CheeseButta	3,556.32
Total Cost of Goods Sold	**$56,972.95**
GROSS PROFIT	**$101,085.48**
Expenses	
Accounting	2,337.75
Advertising and Promotion	7,510.92
Advertising/Promotional-CheeseButta	1,627.16
Bank Service Charges	132.81
Merchant Services	1,955.29
Merchant Services_CheeseButta	155.63
Total Bank Service Charges	**2,243.73**
Computer and Internet Expenses	1,594.51
Continuing Education	13,452.79
Donation	200.00
Dues and Subscriptions	3,732.43
Equip Lease_CheeseButta	1,140.62
Insurance-Liability-CheeseButta	584.00
Interest Expense	5,790.70
Legal & Professional	25.00
License	304.00
Maint & Repair_CheeseButta	923.01
Marketing_CheeseButta	12,708.16
Office Supplies	773.70
Postage	1,265.72
QuickBooks Payments Fees	1,062.65
Rent Expense	14,796.38

CheeseButta, LLC

Profit and Loss

January - December 2021

	TOTAL
Rent-CheeseButta	100.00
Rent-Kitchen-CheeseButta	1,404.00
Software Licenses	1,552.26
Software Support	13,326.53
Software Support_CheeseButta	250.00
Staff Meeting_CheeseButta	57.68
Subcontractor	1,900.00
Telephone Expense	1,889.75
Utilities_CheeseButta	243.91
Web Tools	4.26
Total Expenses	**$92,801.62**
NET OPERATING INCOME	**$8,283.86**
Other Income	
Non-Taxable PPP Loans Forgiven	13,774.00
Total Other Income	**$13,774.00**
NET OTHER INCOME	**$13,774.00**
NET INCOME	**$22,057.86**

CheeseButta, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Cheesebutta - Deposit #6483	4,214.01
CheeseButta - Operations - #6475	237.46
CheeseButta - Tax #6491	253.50
Paypal	0.00
Umpqua Bank	0.00
US BANK	515.02
US Bank #5280	709.38
US Bank #5298	745.88
US Bank #5306	1,361.40
US Bank #5314	6,000.00
US Bank #5487	0.00
US Bank #5495	0.00
US Bank #5937	0.00
US Bank #5945	0.00
US Bank - Willdan #6509	16,309.13
Total Bank Accounts	**$30,345.78**
Accounts Receivable	
Accounts Receivable (A/R)	-850.00
Total Accounts Receivable	**$ -850.00**
Other Current Assets	
Lease Improvements_CheeseButta	11,152.08
Undeposited Funds	2,332.08
Total Other Current Assets	**$13,484.16**
Total Current Assets	**$42,979.94**
Fixed Assets	
CheeseButta-Equipment	6,686.38
Furniture and Equipment	5,525.91
Total Fixed Assets	**$12,212.29**
TOTAL ASSETS	**$55,192.23**

CheeseButta, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	0.00
AMEX #6-71005	6,151.76
AMEX #8-21004	6,447.53
PayPal Credit	4,420.15
US Bank #9727	35.00
US Bank #9735	0.00
USAA	0.00
Total Credit Cards	**$17,054.44**
Other Current Liabilities	
Dell Financial Services	1,437.03
Headway Capital LOC	16,001.21
Michael Paul_Personal Loan	11,052.16
Washington State Department of Revenue Payable	6.44
Total Other Current Liabilities	**$28,496.84**
Total Current Liabilities	**$45,551.28**
Long-Term Liabilities	
2nd PPP Loan	0.00
AMEX Loan Pyble	24,239.56
Paycheck Protection Program	0.00
Salin Bank-Loanme.com	0.00
SBA Loan	19,400.00
Total Long-Term Liabilities	**$43,639.56**
Total Liabilities	**$89,190.84**
Equity	
Members Draw	-35,642.50
Taxes	-7,895.00
Total Members Draw	**-43,537.50**
Members Equity	60,213.39
Opening Balance Equity	-1,145.51
Retained Earnings	-71,586.85
Net Income	22,057.86
Total Equity	**$ -33,998.61**
TOTAL LIABILITIES AND EQUITY	**$55,192.23**

CheeseButta, LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	22,057.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-150.00
Lease Improvements_CheeseButta	-11,152.08
CheeseButta-Equipment	-6,686.38
AMEX #6-71005	6,151.76
AMEX #8-21004	5,924.43
PayPal Credit	2,389.62
US Bank #9727	35.00
Dell Financial Services	-1,808.05
Headway Capital LOC	16,001.21
Washington State Department of Revenue Payable	6.44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,711.95**
Net cash provided by operating activities	**$32,769.81**
INVESTING ACTIVITIES	
Furniture and Equipment	-499.00
Net cash provided by investing activities	**$ -499.00**
FINANCING ACTIVITIES	
2nd PPP Loan	0.00
AMEX Loan Pyble	24,239.56
Paycheck Protection Program	-6,887.00
SBA Loan	-100.00
Members Draw	2,612.32
Members Draw:Taxes	-1,245.00
Retained Earnings	-44,904.82
Net cash provided by financing activities	**$ -26,284.94**
NET CASH INCREASE FOR PERIOD	**$5,985.87**
Cash at beginning of period	26,691.99
CASH AT END OF PERIOD	**$32,677.86**